                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment Number One)

                             WESTPORT BANCORP, INC.
................................................................................
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
................................................................................
                         (Title of Class of Securities)

                                   961243102
................................................................................
                                 (CUSIP Number)
                                WILLIAM L. GAULT
                              112 SOUTH COMPO ROAD
                               WESTPORT, CT 06880

                               PHONE 203 227-5181
................................................................................
      (Name, Address and Telephone Number of Person to Receive Notices and
                                Communications)

                                 April 29, 1995
................................................................................
            (Date of Event which Requires Filing of this Statement)

     Check the following box if a fee is being paid with this statement / /




                               Cover Page 1 of 2

- -------------------------------------------------------------------------------
           1) Names of Reporting Persons, S.S. or I.R.S.Identification
              Nos. of Above Persons............................................
                               William L. Gault
- -------------------------------------------------------------------------------
           2) Check the Appropriate Box if a Member of a Group (see
              Instructions.....................................................
                (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
- -------------------------------------------------------------------------------
           3) SEC Use Only.....................................................
- -------------------------------------------------------------------------------
           4) Source of Funds (See instructions)...........................  PF
- -------------------------------------------------------------------------------
           5) Check if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)...................................
- -------------------------------------------------------------------------------
           6) Citizenship or Place of Organization.......................  U.S.
- -------------------------------------------------------------------------------
  Number of   (7) Sole Voting Power . . . . . . .  362,097
Shares Bene-  -----------------------------------------------------------------
  ficially    (8) Shared Voting Power . . . . . .        0
  Owned by    -----------------------------------------------------------------
Each Report-  (9) Sole Dispositive Power. . . . .  362,097
 ing Person   -----------------------------------------------------------------
   With       (10) Shared Dispositive Power . . .        0
- -------------------------------------------------------------------------------
          11) Aggregate Amount Beneficially Owned by Each Reporting
              Person  . . . . . . . . . . . . . .  362,097
- -------------------------------------------------------------------------------
          12) Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares (See Instructions) . . . . . . . . . . . . . . . .
- -------------------------------------------------------------------------------
          13) Percent of Class Represented by Amount in Row (11)  . . . .  3.3%
- -------------------------------------------------------------------------------
          14) Type of Reporting Person (See Instructions) . . . . . . . . .  IN
          ..............................................................

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                               Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D AMENDMENT NO.1
WILLIAM L. GAULT
Page 1 of 2 Pages


     This statement which is filed on behalf of William L. Gault constitutes Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 16, 1994 (the "initial 13D") with respect to the common stock, par value, $.01 per share (the "Common Stock") of Westport Bancorp, Inc., (the "company") which has its principal executive offices at 87 Post Road East, Westport, Connecticut. Other than as set forth herein, there has been no change in the information disclosed in any of the Items to the Initial Schedule 13D, a copy of which is attached hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is hereby amended to read as follows:

        On April 24, 1995 Mr. Gault exercised his right to convert 1000 shares of Series A Convertible Preferred Stock of Westport Bancorp, Inc., into 100,000 shares of Common Stock. On the same date Mr. Gault also exercised warrants to purchase 50,000 shares of Common Stock of the company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended to read as follows:

        (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Gault is amended to 171,596 shares which represent 3.3% of the Common Stock of Westport Bancorp, Inc.

        The number of issued shares of Common Stock of Westport Bancorp, Inc., increased significantly on and immediately prior to April 29, 1995, as the result of other shareholders exercising warrants to purchase additional shares and their conversion of Convertible Preferred shares into Common Stock of Westport Bancorp, Inc.

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D AMENDMENT NO.1
WILLIAM L. GAULT
Page 2 of 2 Pages



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


May 9, 1995
................................................................................
Date


/s/ William L. Gault
................................................................................
Signature


William L. Gault
................................................................................
Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                 FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

WESTPORT BANCORP, INC.
................................................................................
                               (Name of Issuer)


COMMON STOCK, PAR VALUE $.01 PER SHARE
................................................................................
                        (Title of Class of Securities)

961243102
................................................................................
                                (CUSIP Number)

WILLIAM L. GAULT
112 SOUTH COMPO ROAD
WESTPORT, CT 06880

PHONE 203 227-5181
................................................................................
      (Name, Address and Telephone Number of Person to Receive Notices and
                                Communications)

JANUARY 1, 1994
................................................................................
            (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement /X/
- --------------------------------------------------------------------------------
          1) Names of Reporting Persons S.S. or I.R.S. Identification
             Nos. of Above Persons..............................................
WILLIAM L. GAULT
- --------------------------------------------------------------------------------
          2) Check the Appropriate Box if a Member of a Group (see
             Instructions.......................................................
               (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
          3) SEC Use Only.......................................................
- --------------------------------------------------------------------------------
          4) Source of Funds (See Instructions).............................  PF
- --------------------------------------------------------------------------------
          5) Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(d) or 2(e).....................................
- --------------------------------------------------------------------------------
          6) Citizenship or Place of Organization.........................  U.S.
- --------------------------------------------------------------------------------

                               Cover Page 1 of 2

- -------------------------------------------------------------------------------
  Number of   (7) Sole Voting Power . . . . . . .  171,596
Shares Bene-  -----------------------------------------------------------------
  ficially    (8) Shared Voting Power . . . . . .        0
  Owned by    -----------------------------------------------------------------
Each Report-  (9) Sole Dispositive Power. . . . .  171,596
 ing Person   -----------------------------------------------------------------
    With      (10) Shared Dispositive Power . . .        0
- -------------------------------------------------------------------------------
          11) Aggregate Amount Beneficially Owned by Each Reporting
              Person  . . . . . . . . . . . . . .  171,596
- -------------------------------------------------------------------------------
          12) Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions) . . . . . . . . . . . . . . . . . . . .
- -------------------------------------------------------------------------------
          13) Percent of Class Represented by Amount in Row (11). . . . .  5.3%
- -------------------------------------------------------------------------------
          14) Type of Reporting Person (See Instructions) . . . . . . . . .  IN
               ..................................................

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                              Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
WILLIAM L. GAULT
Page 1 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of Westport Bancorp, Inc., Par Value $.01 Per Share (Note: all shares of Westport Bancorp, Inc. Series A Convertible Preferred Stock owned by Mr. Gault being treated herein as fully converted based on 1 Preferred share equaling 100 Common shares) issued by Westport Bancorp, Inc. which has its principal executive offices at 87 Post Road East, Westport, CT 06880.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  This statement is filed by William L. Gault, a natural person.

         (b) The residence address of Mr. Gault is 112 South Compo Road, Weatport, CT 06880

         (c) Mr. Gault is the President of L.H.Gault & Son, Inc., a fuel oil and gravel supply company, and is a Director of Westport, Bancorp, Inc., a Delaware holding company and The Westport Bank & Trust Company, a bank and trust company chartered under Connecticut law. Both companies maintain executive offices at 87 Post Road East, Westport, CT 06880.

         (d)  Mr. Gault has never been convicted in a criminal proceeding.

         (e) Mr. Gault has never been a party to any judicial or administrative civil proceeding relating to federal or state securities laws.

         (f)  Mr. Gault is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of funds or other consideration used or to be used by Mr. Gault in making purchases of the common stock of Westport Bancorp, Inc. of which he is the beneficial owner are as follows:

         100,000 shares represent Common Stock which Mr. Gault would own if he were to convert all of his 1000 shares of Series A Convertible Preferred Stock, purchased directly from Westport Bancorp, Inc. with $100,000 of personal funds and which can be converted into Common Stock without further payment;

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
WILLIAM L. GAULT
Page 2 of 4 Pages

        50,000 shares represent Common Stock which Mr. Gault would own if he were to exercise all of his Warrants, effective January 1, 1994, to purchase Common Stock by paying $0.75 per common share, as set forth in the Warrant Certificate attached hereto. The Warrants were acquired by Mr. Gault with the Series A Convertible Preferred Stock purchase at no additional cost; and

        Note: Mr. Gault previously acquired and still owns 21,596 shares of Westport Bancorp, Inc. individually which were purchased with personal funds; and Mr. Gault disclaims beneficial ownership of 3,780 shares of Westport Bancorp, Inc. Common Stock owned by Mr. Gault's spouse.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose Mr. Gault acquired the shares of Westport Bancorp, Inc. which he presently owns in his individual name was for personal investment. The remainder of the shares beneficially owned by Mr. Gault are, in fact, not actually owned by Mr. Gault and will not be actually owned by him until such time as Mr. Gault does any one or more of the following: A) exercises his rights to convert all of his Series A Convertible Preferred Stock into Common Stock of Westport Bancorp, Inc.; and B) exercises his rights under all of the Warrants he holds as owner of Series A Convertible Preferred Stock of Westport Bancorp, Inc.

        The Convertible Preferred Stock of Westport Bancorp, Inc. owned by Mr. Gault may be converted into shares of Westport Bancorp, Inc. Common Stock on the basis of one Convertible Preferred share upon conversion becoming one hundred shares of Common Stock at no additional cost to Mr. Gault.

        The Westport Bancorp, Inc. Warrants owned by Mr. Gault can be exercised by him to purchase shares of Westport Bancorp, Inc. Common Stock upon payment of $.75 per share.

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
WILLIAM L. GAULT
Page 3 of 4 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Gault is 171,596 shares which represent 5.3% of the Common Stock of Westport Bancorp, Inc.

         (b) As to the number of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Gault he has:

              sole power to vote or to
              direct the vote as to.............  171,596 shares;

              shared power to vote or to
              direct the vote as to.............        0 shares;

              sole power to dispose or to
              direct the disposition of.........  171,596 shares; and

              shared power to dispose or to
              direct the disposition of.........        0 shares.

         (c) On January 1, 1994, Mr. Gault became entitled to exercise rights to purchase 50,000 shares of Westport Bancorp, Inc. Common Stock for $.75 per share pursuant to Warrants owned by Mr. Gault.

         (d)  This subparagraph does not apply to Mr. Gault.

         (e)  This subparagraph does not apply to Mr. Gault.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between Mr. Gault and any other person or entity or group of persons or entities with respect to any securities of Westport Bancorp, Inc., other than the contracts set forth in Items 3 and 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Appended to this statement are copies of Mr. Gault's Warrant Certificate; and a copy of the Westport Bancorp, Inc. Prospectus for 8,067,871 Shares of Common Stock, Par Value $.01 Per Share, which contains a

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
WILLIAM L. GAULT
Page 4 of 4 Pages

       description of both the Convertible Preferred Stock of Westport Bancorp, Inc., shares of which are owned by Mr. Gault, as well as a description of the Warrants owned by Mr. Gault, which were issued by Westport Bancorp, Inc. in conjunction with its offering of Series A Convertible Preferred Stock.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




May 12, 1994
...............................................................................
Date



/s/ WILLIAM L. GAULT
...............................................................................
Signature



William L. Gault
...............................................................................
Name/Title



ATTENTION: INTENTIONAL MISSTATEMENTS OF OMISSIONS OF FACT CONSTITUTE
              FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)